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SEC MAIL PROCESSING RECEIVED DEC 2 6 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 AND ENDING October 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky 212-667-5831
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I Paul I Rubacky , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp. as of October 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President & Chief Financial Officer

Title

ERIC M. YEE
Notary Public State of New York
No. 02YE6018246
Qualified in Queens County
Commission Expires 1/11/2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and theComputation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  - o consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accountants

The Board of Directors and Shareholders of
CIBC World Markets Corp. and subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and subsidiaries (the "Company") as of October 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and subsidiaries at October 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

December 8, 2006

CIBC World Markets Corp. and subsidiaries

Consolidated Statement of Financial Condition

October 31, 2006
(000's omitted, except for share and par value information)

Assets	
Cash	$ 29,219
Securities purchased under resale agreements	5,908,414
Securities borrowed	6,344,494
Receivable from broker-dealers and clearing organizations	311,066
Receivable from customers, net	34,574
Securities owned, at fair value, including $4,825,378 of securities pledged	5,583,664
Due from affiliates – income taxes	159,007
Other assets	219,744
Total assets	$18,590,182
Liabilities and shareholders' equity	
Liabilities:	
Short-term loan	$ 90,000
Short-term note payable	3,426,418
Securities sold under repurchase agreements	5,042,323
Securities loaned	5,923,915
Payable to broker-dealers and clearing organizations	49,775
Payable to customers	930,072
Securities sold, not yet purchased, at fair value	1,122,554
Accrued employee compensation and benefits	199,805
Other liabilities and accrued expenses	167,495
	16,952,357
Commitments and Contingencies *(Notes 8 and 10)*	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity	592,325
Total liabilities and shareholders' equity	$18,590,182

See notes to consolidated statement of financial condition.

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("DHI"). DHI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada.

All intercompany balances have been eliminated upon consolidation.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities. In addition, the Company is a primary dealer in U.S. government securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency or principal basis.

Securities owned and securities sold, not yet purchased, are valued at fair. The fair values of trading positions are generally based on listed market prices.

All derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that consider the time value and volatility factors underlying these instruments and other economic measurements. Where

1. Organization and Significant Accounting Policies (continued)

appropriate, fair value estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of these derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading revenues. Derivatives with positive market values are reported as assets in receivable from broker-dealers and clearing organizations while derivatives with negative fair value are reported as liabilities in payable to broker-dealers and clearing organizations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

1. Organization and Significant Accounting Policies (continued)

Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets in the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

1. Organization and Significant Accounting Policies (continued)

Intangible Assets

The Company uses the purchase method of accounting for all business combinations. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is subjected to impairment review at least annually and if impaired is written down to fair value. For the year ended October 31, 2006, there was no impairment charge against goodwill as a result of this review.

Use of Estimates

The preparation of financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported in shareholders' equity.

Income Taxes

The Company uses the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Accounting Changes

EITF 04-5 (Limited Partnerships)

In June 2005, the FASB issued Emerging Issues Task Force Abstract (EITF) 04-5, which provides guidance on determining whether a general partner controls a limited partnership. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances.

The EITF guidance took effect after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify the partnership agreements after that date. Where the Company is currently the general partner or co-partner of a limited partnership, the Company will be required to apply the guidance beginning November 1, 2006. The effect of the change in accounting policy on pre-existing limited partnerships is not expected to be significant.

Fair Value Measurements

In September 2006, the FASB issued Statement 157, "Fair Value Measurements", which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it does change current practice. The Statement is effective for the Company beginning November 1, 2008. The effect of the change in accounting policy is not expected to be significant.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Share-Based Payment

Effective November 1, 2005, the Company adopted Financial Accounting Standards Board (FASB) Statement 123 (revised 2004), "Share-Based Payment" (SFAS 123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments' fair values on the grant date. The new standard requires the cost of awards to be recognized in the consolidated statement of income over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). The interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The provisions of FIN 48 are effective for the Company's fiscal year beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the 2007 opening retained earnings balance. The effect of the change in accounting policy is not expected to be significant.

Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)". This statement requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year end

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

balance sheet. The requirement to recognize the funded status of a defined benefit postretirement plan is to be applied prospectively and is effective for the Company beginning November 1, 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity's fiscal year-end balance sheet is effective for the Company beginning November 1, 2008. The effect of the change in accounting policy is not expected to be significant.

2. Cash

Cash represents funds deposited with a financial institution that can be withdrawn. Substantially all cash is on deposit with major money center banks.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2006 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 223,981
Securities failed to deliver	10,891
Receivable from Oppenheimer	12,766
Other	63,428
	$ 311,066
Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 897
Securities failed to receive	9,857
Fair value of over the counter derivatives	22,946
Other	16,075
	$ 49,775

(000's omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations (continued)

The Company has recorded a note receivable from Oppenheimer & Co. Inc. ("Oppenheimer") for deferred installment payments resulting from the sale of the US Wealth Management Division to Oppenheimer in January 2003.

Securities borrowed, securities loaned, securities failed to deliver and securities failed to receive are substantially short-term in nature, their carrying amounts are a reasonable estimate of fair value.

4. Receivable from and Payable to Customers

Balances receivable from customers are generally collateralized by marketable securities. Balances payable to customers primarily represent amounts payable against receipts of marketable securities.

Receivable from customers is reported net of an allowance for doubtful accounts of $73 as of October 31, 2006.

5. Secured Financing Transactions

At October 31, 2006, the fair value of collateral accepted under reverse repurchase agreements, securities borrow transactions and for customer margin loans was $12,210,869 of which $12,093,956 was sold or re-pledged.

Securities purchased under agreements to resell with a market value of $160,000 have been segregated in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(000's omitted)

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2006 consist of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 1,711,560	$ 645,894
Canadian government and provincial obligations	309,331	152,405
State and municipal obligations	2,150	48
Corporate bonds	725,093	195,307
Stocks and warrants	73,202	126,113
Options	1,370	2,787
Money market funds	1,033	–
Certificate of deposit	2,749,145	–
Commercial paper	10,780	–
	$ 5,583,664	$ 1,122,554

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

The Company and its affiliates participate in transactions to arrange financing for third parties. The Company records the revenue from these transactions as third party revenue as the Company received payment directly from the third party.

(000's omitted)

7. Related Party Transactions

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated financial statements:

Assets	
Securities purchased under resale agreements	$ 4,470,704
Securities borrowed	3,571,437
Receivable from broker-dealers and clearing organizations	12,700
Other assets	85,907
Liabilities	
Short-term loan	90,000
Short-term note payable	3,426,418
Securities sold under repurchase agreements	1,467,256
Securities loaned	1,144,990
Payable to broker-dealers and clearing organizations	22,947
Payable to customers	861,967
Other liabilities and accrued expenses	2,026
Liabilities subordinated to claims of general creditors	1,045,500

The Company has borrowed $3,426,418 from an affiliate under a short-term note where the note bears an interest rate of 0%. The fair value interest rate for this note would be 5.375% at October 31, 2006. The note is payable on demand and is collateralized by marketable securities.

The Company has pledged securities with a fair value of $1,120,931 to an affiliate against securities borrowed from an affiliate with a fair value of $1,108,237. The Company has entered into interest rate swap agreements with affiliates which have a notional value of $170,431 and a fair value of $22,946 included in Payable to Broker-Dealers and Clearing Organizations.

(000's omitted)

8. Liability Subordinated to Claims of General Creditors

Liability subordinated to claims of general creditors as of October 31, 2006, consist of the following:

Subordinated loan due July 2011	$ 1,045,500

At October 31, 2006, liability subordinated to claims of general creditors was recorded at amounts which approximate its fair value on the Consolidated Statement of Financial Condition.

The subordinated loan maturing July 2011 bears interest at the three-month LIBOR rate plus seventy-five basis points per annum. Additionally, the Company has revolving subordinated loan facilities which represent commitments by an affiliate to lend the Company a maximum of $600,000. These committed facilities expire $300,000 September 15, 2009 and $300,000 September 15, 2010, respectively and were not utilized as of October 31, 2006. The Company is not charged a fee for unutilized commitments, the fair market rate would be approximately 0.0625% per annum.

The liability subordinated to claims of general creditors is subordinated to all existing and future claims of all non-subordinated creditors of the Company and has been approved as regulatory capital and constitutes part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

9. Income Taxes

The Company is part of the consolidated U.S. federal income tax return filed by DHI. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's current tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC

(000's omitted)

9. Income Taxes (continued)

income tax purposes. The Company's loss and credit utilization are calculated to the extent the consolidated group has capacity to utilize such loss and credit carryovers.

The valuation allowance was increased by $38,412, from $17,477 to $55,889, against deferred tax assets attributable to NYS and NYC net operating losses. The increase was due to management's estimation that the NYS and NYC NOL's will not be utilized in future years. The Company believes that the current level of valuation allowance is sufficient based on all available evidence, that it is more likely than not that the remaining deferred tax assets will be realized prior to expiration.

Under SFAS No. 109, *Accounting for Income Taxes("SFAS 109")*, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at current income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2006, the amount due from DHI that pertain to income taxes was $159,007 recorded as Due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in the amounts due from DHI are deferred taxes of $155,474 that pertain to temporary differences recognized in accordance with SFAS 109. The principal temporary differences that give rise to the Company's deferred tax assets are net operating losses, reserves, deferred compensation, charitable contribution carryovers and goodwill.

As of October 31, 2006, the Company has available federal and state net operating loss ("NOL") carryforwards of $226,785 and $636,351, respectively. The utilization of the federal losses is subject to limitations under federal income tax laws, and will expire, if not utilized, in varying amounts beginning in 2022. The state losses were generated in various jurisdictions and their utilization is subject to limitations under various state income tax laws. The state losses, if not utilized, will expire in varying amounts beginning in 2021.

(000's omitted)

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, primarily in New York City, under non cancelable operating leases expiring on various dates between 2007 and 2015. At October 31, 2006, aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31,

	Leased	Sub-leased
2007	$ 9,542	$ 6,370
2008	9,513	6,470
2009	9,138	6,470
2010	8,190	6,470
2011	6,856	5,139
2012 and thereafter	5,062	–
	$ 48,301	$ 30,919

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2006, the Company remained primarily liable for minimum rental commitments of $30,919 for leases on premises that have been surrendered to the landlord or subleased to a third party tenant. The Company's commitment on these leases expires on various dates between 2007 and 2011. The Company expects to receive $19,370 which represents the minimum amount due from third party tenants on non-cancelable subleases through 2011.

(000's omitted)

10. Commitments and Contingencies (continued)

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2006, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31,

2007	$ 7,009
2008	5,598
2009	4,336
2010	3,923
2011	3,955
2012 and thereafter	11,486
	$ 36,307

Other Commitments

At October 31, 2006, the Company had outstanding commitments to make payment against early call redemption, to borrow securities and to fund investments in partnerships of approximately $1,755, $24,941, and $8,008, respectively.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

(000's omitted)

11. Employee Benefit Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code.

The Company provides compensation to certain employees in the form of share-based awards and/or stock options.

Under the Restricted Share Award (RSA) Plan, certain key employees are granted awards to receive CIBC common shares. In general, RSAs vest one-third annually or at the end of three years.

Under the Employee Stock Option Plan (ESOP), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date.

The Company had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). Under SFAS 123, the Company recognized compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted after November 1, 2005. The Company recognized forfeitures as they occurred under SFAS 123, whereas, upon adoption of SFAS 123-R a cumulative adjustment for a change in accounting policy for estimated forfeitures on all unvested awards is not material. In accordance with the modified prospective transition requirements of SFAS 123-R, no prior periods were restated.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of parent company stock options on the date of grant:

(000's omitted)

11. Employee Benefit and Other Compensation Plans (continued)

For the year ended October 31, 2006	
Weighted-Average Assumptions	
Risk-free interest rate	4.20%
Expected dividend yield	4.88%
Expected share price volatility	19.50%
Expected life	6 years

Awards are granted to employees by the Parent and are settled by the Parent. The Parent allocates the costs of these awards to the Company. There was no compensation expense recognized during the year. For these share plans the total compensation cost related to un-vested awards not yet expensed is $55,959, which is expected to be recognized over a period of 3 years.

12. Postretirement Benefits

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees and accounts for such benefits under SFAS No. 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions"(SFAS No.106).* SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliates' funding policy is to contribute the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those reasonably expected to be earned by employees in the future.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Consolidated Statement of Financial Condition at the October 31, 2006 fair value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2006.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward, future and commodity contracts, when issued securities and the writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts, commodity contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

(000's omitted)

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The contractual or notional amounts of these instruments as of October 31, 2006 are set forth below:

Financial futures contracts:	**Notional**	**Fair Value Asset / (Liability)**
Commitments to purchase	$29,358,200	$ 6,121
Commitments to sell	35,971,500	(6,095)
Forward financing transactions:		
Commitments to repurchase	41,000	–
Exchange-traded and over-the-counter options:		
Securities and stock indices purchased	37,353	1,370
Securities and stock indices written	27,685	(2,787)
Interest rate contracts:		
Interest rate swaps purchased	170,431	(22,946)

Derivative financial instruments are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of derivative financial instruments at October 31, 2006 is included in receivable from and payable to broker-dealers and clearing organizations for financial futures contracts and interest rate contracts, and securities owned and securities sold, not yet purchased at fair value for exchange traded and over-the-counter options.

The notional or contractual amounts above do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

The notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

(000's omitted)

14. Net Capital Requirements

As a registered broker-dealer and member firm of the New York Stock Exchange ("NYSE"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of the non-customer risk maintenance margin requirement as defined by the CFTC, whichever is greater.

As of October 31, 2006, the Company's net capital under the Uniform Net Capital Rule was $1,093,772 and the amounts in excess of 2% and 5% of aggregate debit items were $1,073,322 and $1,042,646, respectively.

15. Subsequent Events

On November 8, 2006 the Company liquidated $2.4 billion of inventory recorded in securities owned in a transaction with an affiliate. This transaction was at the then current market value of the securities. The Company used the proceeds of this sale plus other cash to repay the $3,426,418 short-term note payable to an affiliate. Subsequently, the Company entered into a new short-term loan agreement with an affiliate for $1.0 billion at zero percent interest. This new loan is un-collateralized.